Exhibit 99.1

United Maritime Reports Fourth Quarter and Full-Year 2025 Financial Results

Delivers 13th Consecutive Quarterly Dividend; Expands Capesize Exposure and Reallocates Capital to Strengthen Earnings and Free Cash Flow

Highlights
(in million USD, except LPS)	Q4 2025	Q4 2024	12M 2025	12M 2024
Net Revenues	$6.6	$10.8	$37.8	$45.4
Net Loss	($3.8)	($1.8)	($6.2)	($3.4)
Adjusted Net Loss[1]	($1.5)	($0.7)	($4.1)	($1.2)
EBITDA[1]	($0.7)	$4.0	$10.8	$18.1
Adjusted EBITDA[1]	$1.5	$5.1	$12.9	$20.3

Loss per share Basic & Diluted	($0.42)	($0.21)	($0.70)	($0.39)
Adjusted loss per share Basic[1] & Diluted[1]	($0.17)	($0.09)	($0.46)	($0.14)

Other Highlights and Developments:

◾	Strategic Fleet Expansion with Investment of Approximately $62.0 Million to Acquire Two Capesizes Contributing to Enhanced Earnings and Free Cash Flow
o	Re-Initiates Capesize exposure through the delivery of the 2010-built Capesize M/V Dukeship under an 18-month bareboat charter, significantly enhancing earnings visibility.
o	Expands further with the agreement to acquire the 2010-built scrubber-fitted Capesize M/V Squireship, from Seanergy Maritime Holdings Corp. (“Seanergy”), with expected delivery in April-June 2026.
◾	Portfolio Optimization and Capital Reallocation Releasing Approximately $21.0 Million
o	Agreed to sell the 2009-built Kamsarmax M/V Cretansea for $14.7 million, generating approximately $6.0 million in net cash proceeds after debt repayment.
o
Monetized investment in Offshore Energy Construction Vessel project for approximately €13.0 million, realizing a profit of approximately €1.7 million and a return on invested capital of approximately 15%.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.

◾	Consistent Shareholder Returns:
o	Declared 13th consecutive quarterly cash dividend of $0.10 per share.
o	Since initiating our capital return program in November 2022, United has declared total cash dividends of approximately $1.84 per share in cumulative distributions.
o	Repurchased 67,665 common shares from Q4 2025 to date at an average price of $1.67 per share.

March 12, 2026 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the fourth quarter and twelve months ended December 31, 2025. The Company also declared a quarterly dividend of $0.10 per common share for the fourth quarter of 2025, with total cash dividend for 2025 of $0.23 per common share.

For the quarter ended December 31, 2025, the Company generated Net Revenues of $6.6 million compared to $10.8 million in the fourth quarter of 2024. Net Loss and Adjusted Net Loss for the quarter were $3.8 million and $1.5 million, respectively, compared to Net Loss of $1.8 million and Adjusted Net Loss of $0.7 million in the fourth quarter of 2024. Adjusted EBITDA for the quarter was $1.5 million, compared to $5.1 million for the same period of 2024. The Time Charter Equivalent (“TCE”) rate of the fleet for the fourth quarter of 2025 was $14,129 per day, compared to $14,248 in the same period of 2024.

For the full year 2025, the Company generated Net Revenues of $37.8 million, compared to $45.4 million in the same period of 2024. Net Loss and Adjusted Net Loss for the period were $6.2 million and $4.1 million, respectively, compared to Net Loss of $3.4 million and Adjusted Net Loss of $1.2 million in the respective period of 2024. Adjusted EBITDA for the twelve months was $12.9 million, compared to $20.3 million for the same period of 2024. The TCE rate of the fleet for the twelve-month period of 2025 was $13,565 per day compared to $15,719 in the same period of 2024. The average daily OPEX was $6,338 compared to $6,616 of the respective period of 2024.

Cash and cash-equivalents and restricted cash as of December 31, 2025, stood at $14.6 million. Shareholders’ equity at the end of the fourth quarter was $56.5 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $64.8 million as of December 31, 2025. The book value of our fleet as of December 31, 2025, stood at approximately $100.0 million, including one chartered-in Kamsarmax vessel.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“During the fourth quarter and into early 2026, United Maritime executed a series of strategic actions that meaningfully strengthened our earnings power, improved balance sheet flexibility, and positioned the Company for enhanced shareholder value creation.

“We are pleased to declare our 13th consecutive quarterly dividend, a milestone that reflects our commitment for capital returns. Since initiating our dividend program in November 2022, United has declared cumulative cash dividends of approximately $1.84 per share. With stronger cash generation now secured through recently contracted fleet employment, we are confident in our ability in the near-medium term to sustain a competitive level of distributions while preserving the financial flexibility to pursue accretive growth opportunities.

“A central pillar of our 2025–2026 strategy has been disciplined capital reallocation: divesting lower-returning assets and redeploying proceeds into higher-earning Capesize exposure. In early 2026, we agreed to sell the 2009-built Kamsarmax M/V Cretansea for $14.7 million, generating approximately $6.0 million in net cash proceeds after debt repayment. We also agreed to exit our investment in the offshore energy construction vessel project, realizing proceeds of approximately €13.0 million, a profit of approximately €1.7 million, and a return on invested capital of approximately 15%. These two agreed sales combined are expected to release approximately $21.0 million in net liquidity.

“In February, we took delivery of the 2010-built Capesize M/V Dukeship under an 18-month bareboat charter at a daily hire of $9,450. The vessel is employed at a fixed gross daily rate of approximately $29,300 through year-end 2026, providing immediate contracted cash flow visibility. In addition, we recently agreed to acquire the 2010-built scrubber-fitted Capesize M/V Squireship from Seanergy Maritime Holdings Corp. for approximately $29.5 million, with delivery in April-June 2026, financed through a combination of debt and internally generated liquidity, including proceeds from the aforementioned sales. The implied investment in the two Capesizes is approximately $62.0 million. At current market levels, these two Capesize vessels are expected to generate material incremental free cash flow and meaningfully enhance the Company’s earnings profile on a per-share basis.

“Operationally, our fourth quarter TCE of $14,129 per day was in line with the same period of 2024, reflecting United’s transition to a pure Panamax fleet during the third quarter of 2025. Fleet utilization remained strong at 97.6%, while daily OPEX of $6,404 was well controlled. For the first quarter of 2026, we anticipate a daily TCE of approximately $15,230, with about 92.0% of available days already fixed, providing meaningful revenue visibility in the near term. Looking further ahead, the Panamax market continues to exhibit solid fundamentals. At the same time, the addition of the Capesize M/V Dukeship since February under a fixed-rate time charter, together with the expected delivery of the Capesize M/V Squireship in the second half of the year, is expected to further enhance our earnings power and cash flow visibility through the balance of 2026.

“On the financing front, we successfully completed a sale and leaseback agreement to fund the purchase option associated with the 2016 built Kamsarmax, M/V Nisea. The vessel has been sold and chartered back over a five-year period at terms that we believe reflect United Maritime’s strengthening credit profile and increasing institutional recognition, further evidencing our growing access to competitive capital.

“Market conditions in early 2026 have been constructive, with healthy cargo flows offsetting typical seasonal headwinds. Robust grain exports and resilient coal and iron ore volumes have supported rate levels across vessel classes. Supply-side dynamics remain favorable: the dry bulk orderbook is at historically low levels, and constrained global shipyard capacity continues to limit new vessel deliveries. While geopolitical uncertainties, including ongoing tensions in the Middle East, introduce some macro uncertainty, dry bulk trade flows have demonstrated resilience, and the sector’s underlying fundamentals remain supportive.

“With a strengthened fleet, improved earnings visibility, a proven track record of consistent capital returns, and growing financial flexibility, United Maritime is well positioned to capitalize on market opportunities and continue building per-share value for our shareholders. We approach 2026 with confidence and strategic clarity.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Dukeship(3)	Dry Bulk / Capesize	181,453	2010	Sasebo	T/C Index Linked(2)	Jan-27	Mar-27
Nisea	Dry Bulk / Kamsarmax	82,235	2016	Oshima	T/C Index Linked(2)	Aug-26	Oct-26
Cretansea(4)	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Oct-26	Feb-27
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Mar-27	Jul-27
Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Jul-26	Oct-26
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jun-26	Sep-26
Total/Average age		577,750	13.6 years

(1)	The latest redelivery dates do not include any additional optional periods.
(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “First Quarter 2026 TCE Rate Guidance”.

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase obligation at the end of the bareboat charter.

(4)	The vessel is expected to be delivered to her new owners by May 25, 2026.

Fleet Data:

	Q4 2025	Q4 2024	12M 2025	12M 2024
Ownership days (1)	460	736	2,470	2,875
Operating days (2)	449	733	2,412	2,778
Fleet utilization (3)	97.6%	99.6%	97.7%	96.6%
TCE rate (4)	$14,129	$14,248	$13,565	$15,719
Daily Vessel Operating Expenses (5)	$6,404	$6,063	$6,338	$6,616

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)	TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2025	Q4 2024	12M 2025	12M 2024
Vessel revenue, net	6,592	10,832	37,785	45,439
Less: Voyage expenses	248	388	5,066	1,771
Time charter equivalent revenues	6,344	10,444	32,719	43,668
Operating days	449	733	2,412	2,778
TCE rate	$14,129	$14,248	$13,565	$15,719

(5)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, if applicable, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2025	Q4 2024	12M 2025	12M 2024
Vessel operating expenses	2,946	4,571	15,655	19,745
Less: Pre-delivery expenses	-	109	-	724
Vessel operating expenses before pre-delivery expenses	2,946	4,462	15,655	19,021
Ownership days	460	736	2,470	2,875
Daily Vessel Operating Expenses	$6,404	$6,063	$6,338	$6,616

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)

	Q4 2025	Q4 2024	12M 2025	12M 2024
Net loss	(3,773)	(1,821)	(6,214)	(3,383)
Interest and finance costs, net	1,074	2,110	6,203	8,102
Depreciation and amortization	1,999	3,715	10,816	13,430
EBITDA	(700)	4,004	10,805	18,149
Stock based compensation	56	111	483	779
Impairment loss	2,142	828	2,142	828
Loss on extinguishment of debt	-	-	640	397
Gain on consolidation	-	-	(1,268)	-
Loss on equity method investment	36	142	86	142
Adjusted EBITDA	1,534	5,085	12,888	20,295

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, impairment loss, loss on extinguishment of debt, gain on consolidation and loss on equity method investment, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net Loss and Adjusted Net Loss Reconciliation and calculation of Adjusted Loss Per Share

(In thousands of U.S. Dollars)

	Q4 2025	Q4 2024	12M 2025	12M 2024
Net loss	(3,773)	(1,821)	(6,214)	(3,383)
Stock based compensation	56	111	483	779
Impairment loss	2,142	828	2,142	828
Loss on extinguishment of debt	-	-	640	397
Gain on consolidation	-	-	(1,268)	-
Loss on equity method investment	36	142	86	142
Adjusted net loss	(1,539)	(740)	(4,131)	(1,237)
Adjusted net loss – common stockholders	(1,542)	(740)	(4,105)	(1,237)
Adjusted loss per common share, basic and diluted	(0.17)	(0.09)	(0.46)	(0.14)
Weighted average number of common shares outstanding, basic and diluted	8,940,385	8,676,767	8,866,523	8,711,951

To derive Adjusted Net Loss and Adjusted Net Loss Per Share, both non-GAAP measures, from Net loss, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Loss and Adjusted Net Loss Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, impairment loss, loss on extinguishment of debt, gain on consolidation, loss on equity method investment and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Loss and Adjusted Net Loss Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

First Quarter 2026 TCE Rate Guidance:

As of the date hereof, approximately 92% of the Company fleet’s expected operating days in the first quarter of 2026 have been fixed at an estimated TCE rate of approximately $15,230. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to Forward Freight Agreement (“FFA”) rate of $17,907 per day (based on the FFA curve of March 6, 2026), our estimated TCE for the first quarter of 2026 is approximately $15,2302. Our TCE rate guidance for the first quarter of 2026 includes the already performed conversions of index-linked charters to fixed for the period.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the first quarter of 2026:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	258	$16,804
TCE – index-linked	216	$13,346
Total / Average	474	$15,230

Fourth Quarter and Recent Developments:

Dividend Distribution for Q3 2025 and Declaration of Q4 2025 Dividend

On January 9, 2026, the Company paid a quarterly cash dividend of $0.09 per common share, for the third quarter of 2025, to all shareholders of record as of December 29, 2025.

The Company has declared a cash dividend of $0.10 per common share for the fourth quarter of 2025 payable on or about April 10, 2026, to all shareholders of record as of March 27, 2026.

Buyback of Common Shares – 3rd Repurchase Plan

During the fourth quarter of 2025 to date, the Company repurchased 67,665 common shares in open market transactions at an average price of $1.67 per share, for an aggregate consideration of approximately $0.1 million pursuant to the $3.0 million share repurchase program commenced in October 2022. All the above-mentioned shares were cancelled and removed from our share capital as of the date of this release. As of March 6, 2026, the Company had 9,074,139 common shares issued and outstanding.

2 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to FFA rate of $17,907 per day (based on the FFA curve of March 6, 2026). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Vessel transactions and commercial updates

Sale of M/V Cretansea

In January 2026, the Company entered into a definitive agreement with an unaffiliated third party for the sale of its 81,508 dwt Kamsarmax vessel, the 2009-built MV Cretansea. The vessel is expected to be delivered to its new owners by May 25, 2026. The aggregate net sale price of $14.7 million is expected to generate net cash proceeds of approximately $6.0 million after repayment of the associated debt.

Acquisition of a Japanese Capesize Vessel through Bareboat Charter Agreement

In February 2026, the Company took delivery of the 2010-built Japanese Capesize dry-bulk vessel of 181,453 dwt, MV Dukeship, through an 18-month bareboat charter agreement with Seanergy Maritime Holdings Corp., a related party. Pursuant to the terms of the bareboat charter, United has advanced a down payment of $5.5 million. The bareboat charter includes a daily charter rate of $9,450 over the charter period and a purchase obligation of $22.1 million at the end of the bareboat charter. The Dukeship is currently employed on an index linked time charter with a redelivery date in the first quarter of 2027. The earnings under the time charter have been converted to an average fixed gross daily rate of approximately $29,300 until the end of 2026.

Acquisition of M/V Squireship

In March 2026, the Company agreed main terms with Seanergy Maritime Holdings Corp., for the acquisition of the 2010-built Capesize bulk carrier M/V Squireship, constructed in South Korea, for a purchase price of $29.5 million. A special committee of disinterested members of our Board of Directors negotiated the terms and approved the agreement. The vessel is expected to be delivered to the Company between end April to beginning of June 2026.

The acquisition will be financed through a combination of debt financing and proceeds generated from recent asset monetization initiatives, including the agreed sale of the M/V Cretansea and the divestment of the Company’s equity interest in the offshore energy construction vessel project.

Investing & Financing Updates

Offshore Sector

In July 2024, United entered the ECV newbuilding project at an early stage, gaining exposure to the rapidly expanding offshore energy market serving both subsea oil & gas and renewable infrastructure. As the project progressed and market valuations strengthened, United increased its participation and ultimately became the largest individual shareholder. Consistent with its stated investment strategy which focuses on early entry, value creation and timely exit, in February 2026, the Company agreed to sell its equity interest for approximately €13.0 million, realizing a profit of approximately €1.7 million. The transaction is expected to close by May 31, 2026, subject to customary conditions, after which United will no longer retain an equity interest in the project.

Huarong Sale and Leaseback agreement

In March 2026, the Company entered into an $18.3 million sale and leaseback agreement with a third party, being an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to finance the exercise of the $16.6 million purchase option for the M/V Nisea under its previous bareboat charter. The agreement became effective upon the delivery of the M/V Nisea to the lessor on March 10, 2026. The Company sold and chartered back the vessel on a bareboat basis for a period of five years and has continuous options to purchase the vessel at any time following the first anniversary of the delivery at predetermined prices as set forth in the agreement. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $11.2 million at the expiry of the bareboat charter. The financing bears an interest rate of 3-month Term SOFR plus 1.95% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Conference Call:
The Company’s management will host a conference call to discuss the financial results today, Thursday, March 12, 2026 at 10:00 a.m. Eastern Time.

Audio Webcast:
There will be a live, and then archived, webcast of the conference call on the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:
Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2025	December 31, 2024*
ASSETS
Cash and cash equivalents and restricted cash	14,564	6,762
Vessels, net, Right-of-use assets and Vessel held for sale	99,885	153,029
Other assets	24,232	12,282
TOTAL ASSETS	138,681	172,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	64,839	97,723
Other liabilities	17,376	14,262
Stockholders’ equity	56,466	60,088
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	138,681	172,073

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Vessel revenue, net	6,592	10,832	37,785	45,439
Expenses:
Voyage expenses	(248)	(388)	(5,066)	(1,771)
Vessel operating expenses	(2,946)	(4,571)	(15,655)	(19,745)
Management fees	(376)	(572)	(2,028)	(2,263)
General and administration expenses	(1,678)	(745)	(4,306)	(4,010)
Depreciation and amortization	(1,999)	(3,715)	(10,816)	(13,430)
Impairment loss for vessels	(2,142)	(828)	(2,142)	(828)
Gain on sale of vessels	-	-	1,773	1,426
Operating (loss) / income	(2,797)	13	(455)	4,818
Other income / (expenses):
Interest and finance costs	(1,187)	(2,168)	(6,373)	(8,416)
Interest and finance costs – related party	-	-	(48)	-
Interest income	113	58	218	314
Loss on extinguishment of debt	-	-	(640)	(397)
Gain on consolidation	-	-	1,268	-
Loss on equity method investment	(36)	(142)	(86)	(142)
Other income	151	309	151	311
Other, net	(17)	109	(249)	129
Total other expenses, net:	(976)	(1,834)	(5,759)	(8,201)
Net loss	(3,773)	(1,821)	(6,214)	(3,383)
Net loss attributable to common shareholders	(3,776)	(1,821)	(6,188)	(3,383)

Net loss per common share, basic and diluted	(0.42)	(0.21)	(0.70)	(0.39)
Weighted average number of common shares outstanding, basic and diluted	8,940,385	8,676,767	8,866,523	8,711,951

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Twelve months ended December 31,
	2025	2024
Net cash provided by operating activities	2,212	3,264
Net cash provided by investing activities	40,431	7,949
Net cash used in financing activities	(34,841)	(18,952)

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of six dry bulk vessels, comprising one Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 577,750 dwt. Upon completion of the aforementioned sale of the M/V Cretansea and the acquisition of the M/V Squireship, the Company’s operating fleet will consist of six vessels (two Capesize, one Kamsarmax and three Panamax), with an aggregate cargo carrying capacity of 666,260 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the share repurchases, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Venezuela, China and Taiwan, Israel and Hamas or Iran and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com